

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

<u>Via E-mail</u>
Ronald Rowan
Chief Financial Officer and Treasurer
Monarch Casino & Resort, Inc.
3800 S. Virginia Street
Reno, Nevada

      Re: **Monarch Casino & Resort, Inc.**
              Form 10-K for the year ended December 31, 2010
              Filed March 16, 2011
              File No. 000-22088

Dear Mr. Rowan:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Sonia Gupta Barros

                      Sonia Gupta Barros
                      Special Counsel